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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                             CYTOGEN CORPORATION
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                               (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (TITLE OF CLASS OF SECURITIES)

                                  232824 10 2
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                                (CUSIP NUMBER)

                       ELAN INTERNATIONAL SERVICES, LTD.
   C/O DAVID ROBBINS, ESQ., BROCK, FENSTERSTOCK, SILVERSTEIN & MCAULIFFE LLC ONE CITICORP CENTER, 153 EAST 53RD STREET, 56TH FLOOR, NEW YORK, N.Y. 10022
                                 (212)371-2000
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      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                         NOTICES AND COMMUNICATIONS)

                              SEPTEMBER 26, 1996
                              ------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                               Page 1 of 5 pages

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                               SCHEDULE 13D


CUSIP NO. 232824 10 2                            PAGE 2 OF 5 PAGES
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Elan International Services, Ltd.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [ ]
                                                                    (B) [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
                OO  (See Item 3)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                             [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda

    NUMBER OF        7     SOLE VOTING POWER
     SHARES                     3,717,820 shares (consisting of 932,535
  BENEFICIALLY                  shares of Common Stock owned outright;
    OWNED BY                    a warrant to acquire up to 1,000,000 shares;
      EACH                      and up to 1,785,285 shares issuable upon
    REPORTING                   conversion of Series A Preferred Stock ).
     PERSON
      WITH           8     SHARED VOTING POWER
                                   - 0 -

                     9     SOLE DISPOSITIVE POWER
                                    3,717,820 shares (see Item 7 above).

                     10    SHARED DISPOSITIVE POWER
                                    - 0 -

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,717,820 shares (see Item 7 above).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.27% (based upon 51,149,000 outstanding shares of the Issuer, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1997.

14       TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                      OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, par value $.01 per share
                  Cytogen Corporation
                  600 College Road East
                  CN 5308
                  Princeton, NJ 08540-5308

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James's Court, Flatts Smiths, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As previously disclosed, pursuant to the terms of a securities purchase agreement dated September 26, 1996 (the "Agreement"), EIS acquired (a) 932,535 shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock"), (b) a warrant to purchase up to 1,000,000 shares of Common Stock at a variable exercise price(s), such price(s) to be determined based on the date(s) of exercise, if any, and (c) 1,000 shares of Series A Preferred Stock (the "Preferred Stock"), convertible into a maximum of 1,785,750 shares of Common Stock (collectively, the "Securities"), for a payment of $20 million, which was provided by EIS's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                  As previously disclosed, in connection with the acquisition of the Securities as described in Item 3 above, the Issuer and EIS agreed to cause to be established a new company ("Targon"), initially to be owned by the Issuer and a certain intermediary broker. Targon has been initially capitalized with $20 million, and was established principally to develop and commercialize certain technology licensed to Targon by Elan concurrently with the sale of the Securities contemplated by the Agreement. In connection with the Agreement, on the date thereof Elan, the Issuer and Targon entered into Joint Development and Operating Agreement (the "Joint Development Agreement"), whereby Elan and the Issuer agreed to cooperate in the management of Targon and to provide research and technical assistance to Targon in connection with the development and sale of specific pharmaceutical compounds. In addition, pursuant to the terms of the Preferred Stock, the Issuer granted to EIS the right to acquire up to 500,000 shares of common stock of Targon, par value $.001 per share, in exchange for all outstanding shares of the Preferred Stock.

                  Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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                  (d) Any change in the present Board of Directors or
management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) through (d): See Item 3 above. EIS has sole power to vote and sole authority to dispose or direct the dispositions of the entire amount of Common Stock reported by this Schedule 13-D.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Agreement (see Item 3 above), together with Exhibits, and the Joint Development Agreement (see Item 4 above). In addition, as previously disclosed, on June 30, 1997, Elan, EIS, the Issuer and Targon entered into a binding letter agreement (the "1997 Agreement"), whereby Elan agreed to license additional intellectual property to Targon and EIS agreed to make a loan to the Issuer in the amount of $10 million, which transactions were consummated pursuant to the terms of (a) a license agreement in respect of certain patent rights owned by Elan, (b) an unsecured promissory note repayable June 30, 1997 and (c) a note purchase agreement, each dated July 21, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                  1. Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 14, 1996, Commission File No. 0-14879).

                  2.  The 1997 Agreement.

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                                  SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: November 20, 1997



                                            Elan International Services, Ltd.




                                            By:  /s/ Kevin Insley
                                                 ----------------
                                                 Kevin Insley
                                                 Director